Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No:  001-3608
                                        Subject Company:  Warner-Lambert Company


The following is the text of a speech by Henry McKinnell, PhD, Pfizer's President and Chief Operating Officer, on Wednesday, March 8, 2000:

[BRIEF INTRODUCTORY COMMENTS BY JIM GARDNER]


Thank you, Jim.

My thanks also to Steve Scala for the invitation to this year's conference and to all of you for being here this morning.

I always welcome an opportunity to talk about our company ... and that's especially true now.

Today, Pfizer stands on the threshold of a new era. Our core businesses have never been stronger. We have more abundant opportunities than ever before. And -- we are consummating a merger with Warner-Lambert that will create a new standard for our industry.

There's a lot going on -- and it's going very well indeed!!

I will begin by highlighting three themes which are quite familiar to most of you -- those being:

      o  our strong financial performance;
      o  our current product momentum; and
      o  the benefits of our merger agreement with Warner-Lambert.

In doing so, I will be purposefully brief ... so I can spend most of my time on our planning for the integration of Pfizer and Warner-Lambert.

Our intent is to have integration plans completed by the "closing" of the deal so, thereafter, we can shift immediately to implementation.

Effective and rapid implementation will be the key to building upon our strong financial performance and product momentum and achieving the full benefits of the merger.

Our 1999 financial results once again reflected impressive top-line and bottom-line growth. Our fourth quarter performance was one of the strongest in our recent history.

Excluding our discontinued Medical Technology operation and unusual charges recorded in both 1998 and 1999, we achieved 20% total revenue growth -- driven by a broad base of key in-line products and co-promoted products. Diluted earnings per share on this basis grew at an even more impressive 30%.

That earnings growth performance compared remarkably well with that of our peers, as shown here.

In 1999, Pfizer and Warner-Lambert clearly led the industry in EPS growth.

1999 also capped a remarkable decade -- one marked by substantial growth in revenues, net income ... and margins.

Total revenues increased almost four-fold during the 1990s ... ... with our worldwide pharmaceutical sales growth consistently exceeding that of the global market ... often by a factor of two or three times.

The result: our rapid rise in the industry rankings -- from 14th in 1990 to 1st in 1999 -- based on sales of Pfizer-developed prescription pharmaceuticals plus our share of those products which we co-promote with partners.

But -- perhaps most importantly -- the past decade was only a preamble.

For 2000 through 2002, we anticipate compound annual revenue growth of 16% and EPS growth of 20% from Pfizer alone, driven by strong in-line product performance and upcoming new product launches.

In addition -- operating profit margins are expected to further improve, reflecting broad-based double-digit revenue growth as well as opportunities to leverage past investments in selling, marketing and R&D!

The principal driver behind Pfizer's outstanding financial performance is our strong -- and sustainable -- current product momentum.

Ten key products -- representing about 80% of our pharmaceutical revenues -- together grew 31% in 1999!

And -- nine of those products have U.S. patent protections ranging from 2004 to 2013!

In 1999, we had seven products with sales of more than $1 billion each ... an industry record .... highlighted by Lipitor, Viagra and Celebrex -- the three most successful launches in pharmaceutical industry history.

These products demonstrate our expertise in both improving our market position and expanding markets.

For example, Lipitor -- copromoted with the Parke-Davis division of Warner-Lambert and launched in 1997 -- increased its share to over 41% for full-year 1999 -- up 22% over 1998. During the same period, other well-established competitors in this category saw substantial share declines, including Zocor, down 10%; Pravachol, down 14%; and Mevacor, down 44%.

Evidence of our ability to expand new markets has been visible in the erectile dysfunction category, where our product Viagra topped one billion dollars in worldwide 1999 sales.

In just over a year and a half, we've grown the erectile dysfunction category by more than ten times.

Around the globe, over 6 million men with ED have been treated with Viagra. In fact, we estimate that worldwide three Viagra tablets are used every second!

Looking back over the past three years, Pfizer's cumulative new prescription growth -- up 89% -- has outpaced all major pharmaceutical companies ... with only Warner-Lambert and AstraZeneca coming close.

One reason for the sustainability of our growth is our emphasis on continually adding value to our marketed products.

As the examples on this slide indicate -- we have many research and clinical projects underway to explore new uses for our in-line drugs, generate new product formulations, investigate new patient populations, and develop convenient new product combinations.

And ... we expect those growth trends to continue.

Those nine major brands -- which are patented to 2004 and beyond, and represent over $11 billion of our 1999 revenues -- are currently forecast to grow 20% during 2000.

The "new Pfizer" -- post-merger -- will reflect the financial and product strengths which I've just highlighted PLUS the many strengths of Warner-Lambert.

Together -- on a proforma 1999 basis -- we had nearly $28 billion in combined revenues, with nearly $21 billion in prescription pharmaceutical sales.

In addition, we will have major Consumer Products, Animal Health and Confectionary businesses -- with significant growth potential.

For example, we will have a significant combined presence in consumer health care:

      o  With sales of $3.6 billion;
      o And, a formidable platform for Rx-to-OTC switches.

But -- more importantly -- the "new Pfizer" will be not just bigger, but better!

The merger offers opportunities for powerful product synergies, combined with an enhanced global reach.

Combined R&D spending of about $4.7 billion in 2000 -- plus six major research campuses and a world-class biotechnology firm in Agouron -- will allow us to address the full-range of exciting medical advances now and on the horizon.

Plus -- we share similar corporate cultures, with team-based, performance-driven, innovative philosophies.

It is clear that the merger provides substantial benefits to shareholders of both companies -- in terms of improved financial returns and accelerated earnings growth.

Besides an estimated 8 "billion-dollar" products and $32 billion in revenues this year -- we anticipate achieving annual cost savings of $1.6 billion in 2002.

These cost savings alone will accelerate our projected compounded annual net income growth through 2002 to 25%, excluding one-time transition and restructuring charges.

There will also be significant operational synergies -- not only in terms of Lipitor -- but in all areas, most notably sales and marketing and research and development.

I must emphasize that only cost savings -- not the increased sales that we expect from these synergies -- are reflected in our earnings projections.

By uniting the industry's two fastest growing major companies with the products and R&D to sustain that momentum, the Pfizer/Warner-Lambert merger improves the "bottom line" for both companies.

Counting just cost savings, not increased sales from operational synergies -- the combined entity expects compounded annual EPS growth of 25% through 2002 -- greater than the 20% forecast by Pfizer and Warner-Lambert, individually.

With that quick review of financial performance, current product momentum and prospective merger benefits -- let me turn to the task at hand ... planning for the integration of Pfizer and Warner-Lambert.

As we look at the challenge of implementation -- there are three things we must do: increase our sales and maximize new product opportunities; reduce our costs; and build a world-class organization capable of strong and sustained growth.

Our prospects for increased sales -- post-merger -- are significantly enhanced by Warner-Lambert's strong pharmaceutical portfolio -- which includes, as shown here, several best-in-class products in important therapeutic categories.

The potential for increased sales opportunities is also enhanced by the breadth, depth and strength of our combined product roster ... with fifteen products having 1999 third-party sales in excess of $500 million each.

And by ... the sales rankings of our pharmaceutical products within their therapeutic categories ... which includes ten #1 products.

Among our initial opportunities to increase sales are these --

      o The industry's broadest range of products that treat diseases associated with cardiovascular risks;
      o  Cross-selling in infectious diseases;
      o  Clinical opportunites in treating diabetes;
      o The expansion of programs for treating central nervous system disorders such as depression, anxiety, epilepsy, and schizophrenia;
      o  And -- integrated initiatives in women's health.

Let me briefly touch on each in greater detail ...

Pfizer's already broad cardiovascular franchise will now become broader.

We will market three major products with unique mechanisms of action in treating hypertension -- the calcium channel blocker Norvasc, which is the world's largest-selling anti-hypertensive; the alpha-blocker Cardura; and the ACE inhibitor Accupril.

These products will help patients with diverse medical conditions reach their cardiovascular goals.

An immediate opportunity in lipid lowering is available in Japan, where -- as shown on this slide -- Pfizer was the only major pharmaceutical company to achieve double-digit sales growth in 1999. Pfizer is now the number one non-Japanese-owned pharmaceutical company in this market -- the second largest in the world.

Lipitor was recently approved in Japan, where Warner-Lambert and Yamanouchi have reached agreement to co-market this blockbuster product ... with launch expected this May.

Pfizer's strong presence in Japan provides the opportunity to nearly double the potential detailing strength behind Lipitor and to out-promote the current market leader, Sankyo's Mevalotin (or pravastatin).

Cross-selling opportunities in infectious diseases arise because of Pfizer's and Warner-Lambert's antibacterial, antifungal and antiviral products.

Zithromax is an effective prophylactic agent for Mycobacterium avium complex -- the most common type of infection in AIDS patients -- and it is being tested for treatment of that condition. Diflucan has long been an important agent in fighting the opportunistic fungal infections common in AIDS patients. Warner-Lambert sells the leading protease inhibitor Viracept and the reverse transcriptase inhibitor Rescriptor.

Adding these products to the products currently promoted by our respective field forces should significantly increase their access to, and visibility with, physicians.

In diabetes, the combined product portfolios and pipelines will cover both insulin deficiency and insulin resistance.

Pfizer has long had a presence in diabetes -- marketing oral sulfonylurea agents for type 2 diabetes such as Glucotrol XL. We plan to enhance that presence greatly in coming years. We are currently developing an inhalable form of insulin for both type 1 and type 2 diabetes ... in partnership with Aventis and Inhale Therapeutic Systems. We also are developing a product with a unique mechanism of action -- CP-368,296, which inhibits the enzyme, glycogen phosphorylase, that converts glycogen to sugar in the liver.

Warner-Lambert markets a leading glitazone -- Rezulin -- and a promising backup glitazone CI-1037. They also have advanced into late-stage development an aldose reductase inhibitor for diabetic neuropathy, zenarestat.

The breadth of this product portfolio clearly provides substantial sales synergies.

Both companies have an important presence in central nervous system disorders. Our combined specialist sales forces in this area will be the largest in the industry --detailing leading products for depression, epilepsy, dementia, and, hopefully later this year -- migraine and schizophrenia.

Warner-Lambert's pregabalin looks to be one of the more exciting compounds in the industry, with potentially greater potency and a broader range of uses than its chemical cousin Neurontin.

And -- we expect to have a combined 400 sales reps calling on specialists in women's health.

Warner-Lambert's strength in marketing oral contraceptives and hormone replacement therapy fits in well with Pfizer's leadership in anti-infectives -- Diflucan for vaginal candidiasis and Zithromax for chlamydia and other sexual transmitted diseases.

Less obvious, but equally profound, strengths are in areas I have already mentioned: cardiovascular risks, which are the leading causes of death in women, and in mental health areas such as depression, which is two times more likely to occur among women than men.

Additional opportunities -- ones worth separate mention -- are derived from advances in health care information technologies.

Because of such advances -- Physician Communication and Selling, which is the traditional core activity of pharmaceutical companies, will be enhanced with richer, more frequent and timely information.

The increasingly important involvement of consumers in healthcare decision-making and self-management also represents a tremendous opportunity for Pfizer. With these improved technologies and tools, we will be better able to communicate the superior quality and efficacy of our products directly to patients.

Consider our range of "e" activities in the U.S.

As you can see, Pfizer -- through its own efforts and with a variety of external partners -- has developed and implemented a wide range of health education and management programs designed to enhance patient health status across the entire continuum of care.

We are aggressively leveraging the power of the Internet through a number of distinct and specialized initiatives. Our experience is that these sites, tools, and services lead to improved patient satisfaction, cost reductions, better outcomes, and a strengthened patient-physician relationship.

One highly successful example is a program called PfizerforLiving.com, which targets older consumers with cardiovascular conditions.

The site provides information and customized interactive care management tools based on their personal health profile -- tools that include diet and exercise logs, and cholesterol management guides.

Pfizer for Living is just one of our award winning Internet sites. At eHealthcare World's annual conference last Fall, our internet sites received a number of awards, including:

        o  "Best Site for Continuing Medical Education;"
        o  "Best Site for Seniors;"
        o   and, "Best Site for Women".

In fact, Pfizer received more awards than any other company, including DrKoop.com, OnHealthNetwork, and other pharmaceutical companies.

Pfizer's innovative initiatives extend beyond the U.S. to many markets around the world.

Shown here are three examples of how we are incorporating technology into our education and selling efforts.

In each circumstance, the unique approaches reflect the regulatory environments, specific disease states, and the technological capacity of the target audience -- demonstrating the power and flexibility of health care information technologies.

Another example of how we're putting IT to use is Pfizer Health Solutions, a subsidiary we created in 1995 to advance patient care through the implementation of technology and clinical solutions.

PHS's portfolio of technology-based products and sophisticated services includes products like electronic medical records, software-based patient care management systems, and health information call centers.

As is the case throughout Pfizer's involvement with technology, some of these have been created internally, some have been secured from other providers, and some have been created with partners.

Through health care information technology -- as well as the other initiatives I have outlined -- Pfizer is well positioned to maximize sales. ... while strengthening our relationships with physicians and patients, and enhancing the quality of patient care.

[David Shedlarz will now discuss our second essential task:  reducing costs.]

[Thank you, Hank ...]

Our initial opportunities for cost reductions regarding the Pfizer/Warner-Lambert merger involve functional streamlining in the areas noted on this slide --

      - the elimination of organizational redundancies throughout the combined company -- across all functions, at all levels;
      - the leveraging of our combined annual external purchases of over $12 billion;
      -  the optimization of global manufacturing, involving the almost 100 manufacturing sites of the two companies around the world; and
      -  the centralization and refinement of our now-separate distribution systems.

The anticipated realization of our estimated $1.6 billion in annual cost savings by 2002 is shown here --

$200 million in savings are expected to be achieved in 2000 (from closing at mid-year, to year-end); $1 billion in 2001; and $1.6 billion in 2002.

It is important to note that these cost savings alone will result in the merger being accretive in 2001, the first full year of operations.

In pursuing these cost savings -- Pfizer enjoys several advantages.

One is unambiguous leadership. As a result, opportunities will be clearly defined and aggressively pursued.

A second advantage is the presence of operational managers with solid hands-on experience in achieving efficiencies and economies.

Over the past few years -- our investments in infrastructure and technology have made possible the rationalization of worldwide manufacturing; the achievement of business synergies; and the establishment of a number of shared services -- among many other initiatives.

The result: significant cost savings, improved customer focus, better access to information, and improved operational speed and flexibility.

These achievements are clearly reflected in Pfizer's 1999 operating margin of 30% as a percentage of revenues -- near the very top of the industry and up significantly from 16.5% in 1990.

As one example of these achievements -- look at this comparison of Pfizer's manufacturing productivity in 1990 versus 1999.

During that period, the rationalization of our global production base resulted in a marked reduction in the number of manufacturing employees -- despite the introductions of many new products.

These and other initiatives freed up resources to assist in the buildup of expanded Pfizer Pharmaceuticals capabilities in medical affairs, marketing and in our field forces around the world.

Similarly dramatic changes resulted from our standardization of financial processes and systems. For example, by embracing shared financial services in Europe -- we reduced transactional accounting locations from 32 to 6! That, in turn, generated a substantial head count reduction -- despite concurrent strong volume growth.

Our U.S. distribution system has been equally transformed -- through closures, modernization and operational streamlining.

Today, we have two major "state-of-the-art" facilities -- in Parsippany, New Jersey; and Memphis, Tennessee.

The service levels at those locations are extraordinary -- and convinced our Celebrex partner, Searle, to assign us the distribution responsibilities for the launch of the product in the U.S. In supporting Celebrex's launch -- we sent out 32,000 shipments, covering 80% of American retail pharmacies, in just 24 hours!

And -- finally -- we have experienced success in the strategic purchasing function -- generating $75 million in savings during 1999 alone.

We see significant opportunities -- given our $12 billion in joint Pfizer/Warner-Lambert purchases -- in capturing the best prices, leveraging combined purchases and rationalizing vendors ... while standardizing their products and services.

These highly successful Pfizer initiatives in manufacturing, shared financial services, distribution and purchasing have a special added significance today.

We are in the advantageous position of being able to leverage such experiences and investments -- not just operationally or financially, but in managing the Warner-Lambert integration process.

[And now ... back to Hank ...]

[Thank you, David ...]

We also foresee an abundance of opportunities -- both short and long-term -- to enhance our organization by integrating best people and best practices from both companies, for example:

      - upgrading field force productivity, through broader product offerings, improved training, support and incentives;
      - leveraging Pfizer's investments in cutting-edge research technologies for use by Warner-Lambert's research organization; and
      -  reinforcing our governmental relations capabilities.

Warner-Lambert brings much to the table (as should be abundantly clear from my earlier comments).

As such -- a guiding principle of the merger is to draw together the best of both Pfizer and Warner-Lambert to create an organization superior to either alone.

As you know -- we have had a strong commitment to full and adequate selling, informational and administrative investments.

It has been our policy to provide those resources necessary to insure the successful introduction -- and accelerated international rollout -- of our continuing series of new products.

The most evident result of those investments has been the regular addition of new field forces -- whenever the ever-increasing breadth of our product line required it.

But-- while increasing the numbers of field personnel -- we have also given attention to increasing their efficiency and effectiveness.

In recruiting new U.S. sales personnel, we have sought individuals with special healthcare-related skills and training.

Once in place, we have mirrored the geographic alignment of those new field sales forces ... and have shaped them into tactically-organized and tailored local marketplace teams.

And -- we have developed an expertise in both internal and external co-promotions ... to generate focused and coordinated support for our various products.

The result has been our U.S. field force's recognition -- for the fifth year in a row (dare I say Dynasty) -- as the highest in productivity and image in Scott-Levin's annual survey of 10,000 physicians.

Many of our "best practices" will have value -- we believe -- for Warner-Lambert's field organization.

Within U.S. managed care -- our image has jumped from 49th to 7th place in less than two years -- based upon the attitude, responsiveness and knowledge of our representatives.

But there -- Warner-Lambert occupies 5th place -- and undoubtly can reciprocate with "best practices" of value to us.

In research and development -- we have also had a longstanding commitment to investing for future growth.

Our industry-leading R&D investments have grown at an average rate of about 20% per year and are estimated in 2000 at $3.2 billion, from Pfizer alone.

The results of that ramp-up in R&D are obvious: our strong current product line-up (including Tikosyn, for atrial fibrillation) ... and those products now before the FDA -- Relpax (for migraine) and Zeldox (for schizophrenia) .... plus the next wave:

      - Vfend (for fungal infections);
      - Inhaled Insulin (for diabetes);
      - Darifenacin (for urge incontinence), and
      - Valdecoxib (a second generation Cox-2 inhibitor for arthritis and pain that we are co-developing with Searle).

And beyond that -- an additional 64 early candidates that include a number of especially interesting compounds -- a number of which, pending successful development, could be delivered to the market by 2003-2005.

In addition, we now have a truly worldwide Central Research organization -- with strong, closely-linked capabilities located in Groton, Connecticut; Sandwich,
England; and Nagoya, Japan ...... and have fully integrated into our research processes the most advanced "cutting edge" technologies.

We have also created an ever-growing network of global research alliances with academic centers and biotechnology and genomic companies .... alliances which allow us to bring added value to every stage of R&D -- be it in screening targets, creating leads via combinatorial chemistry, or expediting clinical testing -- thus helping to "turbocharge" our already finely-tuned and highly productive internal research and development efforts.

To augment those initiatives -- we will have, post-merger, Warner-Lambert's world-class biotechnology company -- Agouron -- located in La Jolla, California.

Besides providing the West Coast presence we have long wanted, Agouron brings a drug library of more than 400,000 compounds -- which, with Warner-Lambert's and our library, puts over 2 million compounds at the disposal of our researchers.

Of course, Warner-Lambert also brings to Pfizer a highly productive research campus in Ann Arbor, Michigan.

And -- we have an excellent funding platform for R&D going forward ...

Highlighted on this slide is our proforma combined 1999 R&D spending of $4 billion (tops in the industry) -- and our 2000 estimate of $4.7 billion!

And -- finally -- government relations -- an area of special relevance.

This slide highlights only a few of the factors which have a potential to influence, or even reshape, the way we do business:

      - pharmaceuticals access and pricing issues, driven in large part by global cost containment measures;
      - increased product development constraints and costs, reflecting shifting regulatory and intellectual property practices;
      - the changing needs, and expectations, of patients, physicians and payers; and
      - the enormous opportunities represented by the decoding of the human genome later this year.

Those factors, in turn, are reflected in a very heavy prospective U.S. legislative agenda -- running from Medicare prescription coverage, through consumer advertising, to internet regulation.

As those legislative debates ensue -- we (as a leader within our industry) will need to effectively communicate certain core messages, those being:

      - prescription drugs have a great, and increasing value, to patients and society at large;
      - the growth in total expenditures for pharmaceuticals is volume-driven, not price-driven;
      -  the problem, then, is one of coverage and access, not spending; and
      - effective public policy must increase access, support innovation and avoid restrictive formularies and price controls.

To do so, we must urge, and help guide, key audiences to act as shown here:

      o The media -- to increase understanding and generate positive coverage;
      o  Political leaders -- to support constructive positions;
      o  Patient advocates -- to speak out for innovation and access;
      o  Influentials -- to frame sensible policy options; and
      o Employees/shareholders -- to educate and inform themselves and others.

Pfizer has a long history of effective involvement in such matters -- at the state, federal and international levels.

But -- so has Warner-Lambert!

Together, as the new Pfizer, we can do even better -- at a time when doing well is essential.

In closing, I offer one final observation -- in which investor uncertainty about current political issues plays a not insignificant role!

The unique and historic opportunities presented by our merger with Warner-Lambert -- and our determination to make them happen -- come at a very interesting time in terms of industry valuation parameters.

As of the end of February -- these were the price-earnings ratios for our industry peer group, Pfizer, Warner-Lambert and the merged entity -- for 1999, 2000 and 2001.

As you're all aware -- the past few months have seen a notable compression in pharmaceutical PEs (including ours) ... in the absence of any significant deterioration of earnings estimates.

Perhaps even more eye-opening is this comparison of P/E to income growth rate ratios (the traditional PEG analysis).

It should be noted that -- from this perspective -- the Pfizer/Warner-Lambert combination is currently valued at a considerable discount to our industry peer group.

Both of these analyses should be of considerable interest to investors ... especially given our message of this morning ...

"Pfizer.  Warner-Lambert.  The Best Get Better!"

Thank you --

And now we'd be happy to take your questions ....

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The following are materials presented by Pfizer to investors and analysts beginning on March 8, 2000:

--------------------------------------------------------------------------------

                               SG Cowen Conference

                                  [Pfizer LOGO]

                              Hank McKinnell, Ph.D.

                       President & Chief Operating Officer

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[Pfizer LOGO] Agenda

Strong Financial Momentum    Current Product Momentum    PFE/WLA Merger Benefits

[arrow towards right]         [arrow towards right]       [arrow towards right]

 -----------------------------------------------------------------------------

[Pfizer LOGO]  Agenda

Strong Financial Momentum

                                     PFE/WLA
            IMPLEMENTATION          Merger Benefits

Current Product Momentum

-----------------------------------------------------------------------------

[Pfizer LOGO] 1999 Financial Results*

($ Millions, Except per Share Data)

                                                      % Change
                                                      ---------

Total Revenue                        $16,204                20

Income Before Taxes                    4,758                30

Net Income                             3,384                29

Diluted EPS                            $0.87                30


* Excluding 1999 Trovan Inventory Charge; % Change Also Excludes 1998 Discontinued Operations and Certain Significant 1998 Charges

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[Pfizer LOGO] 1999 Diluted EPS Growth*

(% Change)

(1)     5     10     12      14   14      14     15    18     20     30    35

AHP     GLX   ABT    SBH     JNJ  PNU     MRK    BMY   LLY    SGP    PFE   WLA

*  Excluding Unusual Items

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 [Pfizer LOGO] Revenue & Net Income Growth

($ Billions)


                  1990*                               1999

            $4.8        $0.7                    $16.2        $3.4**

            Total       Net                     Total         Net
            Revenues    Income                  Revenues    Income

                        Net Income as % of Total Revenues
                                   15% -> 21%

*Continuing Operations
**Excluding Trovan Inventory Charge

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[Pfizer LOGO] Worldwide Pharmaceutical Sales Growth

(% Change)
                                Pfizer vs. Market

                    Pfizer                    Market

1990                   17                       9
1991                   16                      13
1992                   21                      13
1993                   14                       7
1994                   17                       6
1995                   17                       9
1996                   19                       9
1997                   19                       8
1998                   30                       9
1999*                  27                      12

Source: IMS International

Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

*Twelve Months Ending September 1999

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[Pfizer LOGO] Rising to Top of Worldwide Rankings

Pharmaceutical Revenues

                          Rx-only Plus Co-promote Share

    1990                                   1999**
1.  Merck                               1. PFIZER
2.  Bristol-Myers Squibb                2. Merck
3.  Glaxo Wellcome                      3. Glaxo Wellcome
4.  SmithKline Beecham                  4. AstraZeneca
5.  Ciba-Geigy                          5. Aventis*
6.  American Home Products              6. Novartis
7.  Hoechst                             7. Bristol-Myers Squibb
8.  Johnson & Johnson                   8. Johnson & Johnson
9.  Lilly                               9. Lilly
10. Bayer                              10. Roche
11. Roche                              11. American Home Products
12. Sandoz                             12. SmithKline Beecham
13. Rhone-Poulenc                      13. Schering-Plough
14. PFIZER                             14. Abbott
15. Schering-Plough                    15. Warner-Lambert


Source: IMS International

Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

*Pro Forma
**Twelve Months Ending September 1999

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[Pfizer LOGO] Long-Range Diluted EPS Forecast


       $0.87    $1.50             o Compound Revenue Growth of 16%
                                    and EPS Growth of 20% Through 2002
       1999*    2002              o Driven by Strong In-line
                                    Product Performance and
                                    Upcoming Launches

                                  o Operating Margin Expansion Despite
                                    Sustained Investment Growth

*Excluding Trovan Inventory Charge

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[Pfizer LOGO] Product Breadth and Growth
              1999 Key Pharmaceutical Revenues

($ Millions)                                       % Change

                                     $12,132            31

            [Zyrtec LOGO]               552             33
            [Cardura LOGO]              794             15
            [Diflucan LOGO]           1,002              9
            [Viagra LOGO]             1,033             31
            [Zithromax LOGO]          1,333             28
            [Zoloft LOGO]             2,034             11

            [Lipitor LOGO]
            [Celebrex LOGO]           2,354            131
            [Aricept LOGO]

            [Norvasc LOGO]            3,030             18

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[Pfizer LOGO] 1999 PPG "Billion Dollar" Products

[Graphic Depicting Seven Listed "Billion Dollar" Products]

[Norvasc LOGO]
                     [Diflucan LOGO]
[Lipitor LOGO]                                 7
                     [Celebrex LOGO]       "Billion

[Zoloft LOGO]                               Dollar"
                     [Viagra LOGO]         Products

[Zithromax LOGO]

Source:  IMS International, Pfizer Analysis

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



[Pfizer LOGO]  Three Most Successful Launches
               in Pharmaceutical Industry History

         1997                                 Most Successful
    [Lipitor LOGO]                           Product Launched
                                            Each Year Since 1997
[Line Chart Illustrating
Revenue From $0 To $600MM
in the Months Post-Launch]

                                      1998
                                  [Viagra LOGO]

                            [Line Chart Exceeding 600MM
                         in Revenues in the Months Post-Launch]


                                              1999
                                         Celebrex LOGO

                                    [Line Chart Illustrating
                                 Sales Growth From $0 To $900MM
                                    in the Months Post-Launch]

--------------------------------------------------------------------------------
[Pfizer LOGO] Lipitor: Strengthening Market Share

U.S. NRx Share  1999 vs. 1998

                             Lipid-lowering Category

                        1998          1999
                        ----           ----

Lipitor                 33.9%          41.2%          22%
Zocor                   24.0%          21.7%         (10%)
Pravachol               16.4%          14.1%         (14%)
Mevacor                  5.7%           3.2%         (44%)


Source: IMS Health

--------------------------------------------------------------------------------

[Pfizer LOGO] Viagra: Market Expansion

                 Worldwide Erectile
                Dysfunction Category

                  Market Growth of
                       973%


    [Pie chart illustrating 86% market share in 1999 for Viagra and 14% for All Other]

$98 Million Market              $1.1 Billion Market
       1996                          1999

Source: IMS MIDAS - 4Q99 Preliminary Data

--------------------------------------------------------------------------------

[Pfizer LOGO]     U.S. NRx Growth (1996-1999)
                  Rx-Only Plus Co-Promote Share



 1999 Ranking                          Cumulative U.S. NRx Growth 1996-1999


1.  PFIZER                                    +89%
2.  Merck                                     +21%
3.  Glaxo Wellcome                            -11%
4.  AstraZeneca                               +52%
5.  Bristol-Myers Squibb                       -7%
6.  Novartis                                  -13%
7. Aventis                                    -25%
8.  Johnson & Johnson                          +8%
9.  Lilly                                      -7%
10. American Home Products                    -17%
 .
 .
15. Warner-Lambert                            +64%

Source: IMS International; Scott-Levin;
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

--------------------------------------------------------------------------------

[Pfizer LOGO]   New Indications: Adding Value
                 to Marketed Products

Zithromax                Zoloft                    Norvasc
- Atherosclerosis        + PTSD                    - Congestive Heart
- MAC Treatment          + Oral Liquid Form          Failure
- 3-day Treatment        - Pediatric Depression   - Norvasc-Lipitor
                         - Social Phobia             Combo
                         - Dysthymia               - Pediatric
                                                     Indications

Aricept                  Celebrex                  Zyrtec
- Oral Liquid Form       + Familial Colon Polyps   - Pseudoephedrine
                         - Sporadic Colon Polyps     Combo
                         - Pain                    - Pediatric
                                                     Indications

Lipitor                                            Viagra
- Benefits of Even                                 - Female Sexual
  Lower Lipid Levels                                 Dysfunction

Status
+ Approved
-Under Development

--------------------------------------------------------------------------------
[Pfizer LOGO]  Global In-Line Products

($ Millions)

                    Products      1999 Pfizer         U.S. Patent
                                  Revenues             Expiration
               Norvasc            3,030               2007
               Zoloft             2,034               2005
               Lipitor*           1,595               2010
               Zithromax          1,333               2005
               Viagra             1,033               2011
               Diflucan           1,002               2004
               Celebrex/          665                 2013/2008
               Aricept**
               Zyrtec             552                 2007
                                  ---
                                  11,244

* Alliance Revenue of $1,406 + Direct Sales of $189
** Alliance Revenues

--------------------------------------------------------------------------------

[Pfizer LOGO]  The New Pfizer

(1999 Pro Forma, $ Billions)


                        [Pfizer LOGO]

Pharmaceuticals   Consumer Health Care    Confectionery     Animal Health
$20.7             $3.6                    $2.0              $1.3


40% International
60%  U.S.

                               Total $27.6 Billion

Source: Pfizer and Warner-Lambert

--------------------------------------------------------------------------------
[Pfizer LOGO] Major Presence in OTC Market

* Combined 1999 Sales:  $3.6 Billion

* Platform for Rx-to-OTC Switches

[Pfizer LOGO]                             [Warner-Lambert LOGO]

[Pfizer Products]                      [Warner-Lambert Products]

--------------------------------------------------------------------------------
[Pfizer LOGO] Not Just Bigger, But Better

Powerful Product Synergies             * Breadth of CV, CNS, and
                                         Anti-infective Portfolios
                                       * 15 Products >$500 Million

Enhanced Global Research               * Top Five Position in Most Markets
                                       * Largest, Most Admired Field Force

Complementary, High                    * $4.7 Billion Estimated R&D
Quality R&D Organizations                Spend 2000
                                       * Six Major State-of-the-Art
                                         Research Campuses
                                       * Agouron, World-Class
                                         Biotechnology Firm

Similar Corporate Cultures             * Team-Based
                                       * Performance-Driven
                                       * Innovative

[Arrow pointing from each point on the left to the points on the right]

--------------------------------------------------------------------------------

[Pfizer LOGO] Clear and Obvious Benefits

* $32 Billion in 2000E Revenues                            Annual Average
                                                           Net Income Growth

* Broad, Young Portfolio                        ---->        (2000-2002)
  (2000E: 8 "Billion Dollar" Products)
                                                                  25%

* $1.6 Billion in Annual Cost Savings
  by 2002

--------------------------------------------------------------------------------

[Pfizer LOGO]  Significant Operational Synergies

Lipitor Opportunities  -  Exploit Worldwide Strengths (Japan)/
                               Lipitor-Norvasc Combination

Sales & Marketing      -  Enhanced Field Force Productivity/
                               Shared Best Practices

Research & Development -  Depth, Breadth, and Scope of Therapeutic Areas/
                               Leverage New Technologies

--------------------------------------------------------------------------------

[Pfizer LOGO] Enhanced Growth/Shareholder Value

($ Billions, Except per Share)

                                                `99-`02
                    2000      2001       2002   % CAGR
                    ----      ----       ----   ------
Pfizer

  Revenue          $18.6      $21.6     $25.0       16%
  EPS              $1.04      $1.25     $1.50       20%

Warner-Lambert

  Revenue          $14.8      $16.2     $18.0       12%
  EPS              $2.45      $2.90     $3.36       20%

Combined

  Revenue*         $31.5      $35.6     $40.4       13%
  EPS              $0.98+     $1.27+    $1.56+      25%+
  Accretion/      (5.4%)       1.4%      3.9%
  (dilution)

*Eliminates Pfizer's Alliance Revenue for Lipitor

--------------------------------------------------------------------------------

[Pfizer LOGO]  The Challenge:  Implementation

                                 Essential Tasks

Maximize Strengths    ---->  Increase Sales/New Product Opportunities

Eliminate Redundancies --->  Reduce Costs

Integrate Best People and Practices --->  World-Class Organization

--------------------------------------------------------------------------------
[Pfizer LOGO] Warner-Lambert
              Pharmaceutical Product Portfolio

Sales by Therapeutic Categories and Key Products

     [Pie chart]
Cardiovascular    55%
  Lipitor
  Accupril                                 U.S. Key Product Sales
Ob/Gyn             3%                         Rankings Within
  Loestrin                                 Therapeutic Categories
  EstroStep                                  Product       1999 Rank
Diabetes           8%                        Lipitor          #1
  Rezulin                                    Viracept         #1
HIV/AIDS           8%                        Neurontin        #1
  Viracept                                   Rezulin          #1
CNS               15%                        Accupril         #3
  Neurontin                                  Dilantin         #3
  Dilantin                                   Source: IMS
Other             11%

      1999 Sales
     $8.0 Billion
         +30%

Source: Warner-Lambert

--------------------------------------------------------------------------------

[Pfizer LOGO] Key Pharmaceutical Products               [Warner-Lambert LOGO]
                                                          1999 Third-party

Products                Category                            Sales (MM)
--------                --------                            ----------
[Lipitor LOGO]***       Lipid-lowering                         $3,921
[Norvasc LOGO]          Hypertension/ Angina                   $3,030
[Zoloft LOGO]           Depression/Anxiety                     $2,034
[Celebrex LOGO]*        Arthritis                              $1,456
[Zithromax LOGO]        Anti-infective                         $1,333
[Viagra LOGO]           Erectile Dysfunction                   $1,033
[Diflucan LOGO]         Anti-infective                         $1,022
[Neurontin LOGO]        Seizure Disorders                        $913
[Cardura LOGO]          Hypertension/BPH                         $794
[Rezulin LOGO]          Diabetes                                 $625
[Zyrtec LOGO]           Allergy                                  $552
[Aricept LOGO]**        Alzheimer's Disease                      $551
[Viracept LOGO]         AIDS                                     $530
[ProcardiaXL LOGO]      Hypertension/Angina                      $521
[Accupril LOGO]         Cardiovascular                           $514

*   Copromoted by Pfizer and G.D. Searle & Co.
**  Copromoted by Pfizer and Eisai Co., Ltd.
*** Copromoted by Pfizer and Warner-Lambert; Includes Inter-Company Markup

--------------------------------------------------------------------------------
[Pfizer LOGO] U.S. Products Sales Rankings
              Within Therapeutic Category

      Product          Rank

      -------          ----
      Norvasc            #1
      Aricept            #1
      Diflucan VC        #1
      Viagra             #1
      Celebrex           #1
      Zithromax          #1                      Ten #1
      Lipitor            #1                     Products
      Viracept           #1
      Rezulin            #1
      Neurontin          #1
      Cardura BPH        #2
      Zoloft             #2
      Glucotrol XL       #2
      Zyrtec             #2
      Accupril           #3
      Dilantin           #3
      Loestrin           #8

Source: IMS

--------------------------------------------------------------------------------

[Pfizer LOGO] Initial Opportunities (Increase Sales)

* Maximize Product/Marketing Synergies
  * Cardiovascular Risks Portfolio
  * Cross-Selling in Infectious Diseases
  * Clinical Opportunities in Diabetes
  * Significant CNS Program Expansion
  * Integrated Women's Health Initiatives

--------------------------------------------------------------------------------
[Pfizer LOGO]  Cardiovascular Risks Portfolio

[Pfizer LOGO]                                         [Warner-Lambert LOGO]

Norvasc                                               Accupril

Cardura

      Multiple Pathways                         One Outcome
      Calcium Channel Blockade                  Get Patients to Blood
                      ---------->               Pressure Goal
      ACE Inhibition
      Alpha Blockade                            Reduce CV Risk

                               [Diagram of Heart]
--------------------------------------------------------------------------------

[Pfizer LOGO]  Japan Market Growth Index*

1999

[Bar graph depicting growth index with 100 as base line]

   112         103       102        102             101

 Pfizer     Daiichi     Takeda    Novartis    Shiongi Seiyaku
             Pharm


   100        99         99      98       98
 Chugai   Yamanouchi   Otsuka  Eisai    Sankyo
            Seiyaku

Source:  IMS MIDAS - 4Q99 Preliminary Data
*  Includes Top 10 Companies

--------------------------------------------------------------------------------

[Pfizer LOGO]  Lipitor Opportunity in Japan

      Annual Details

                        Mavalotin(pravastatin)
            Sankyo                                    1.6 Million



                              Lipitor
            Yamanouchi +
            Warner-Lambert                            1 Million (est.)

            + Pfizer Logo                             1.8 Million (est.)

--------------------------------------------------------------------------------

[Pfizer LOGO]  Cross-Selling in Infectious Diseases


                  Antibacterials
                  Antifungals       Antivirals

[Pfizer LOGO]                                               [Warner-
                                                             Lambert LOGO]

Zithromaz      [Illustration of       [Illustration of      Viracept
Diflucan          Hospital]               Community]        Rescriptor

--------------------------------------------------------------------------------

[Pfizer LOGO]  Clinical Opportunities in Diabetes

[Pfizer LOGO]       Diabetes: A Disease of Two Causes  [Warner-Lambert LOGO]

Glucotrol XL      Insulin Deficiency      Insulin Resistance      Rezulin

                  Oral Sulfonylureas      Insulin Sensitizers

                             "A Perfect Combination"

                                                                    + Zenarestat

                                          Diabetic Complications

+ Inhaled         Exogenous Insulin
  insulin

+ CP-368,296               Improved Insulin Sensitization         + CI - 1037

--------------------------------------------------------------------------------

[Pfizer LOGO]  CNS Program Expansion

[Pfizer LOGO]                 [Pfizer LOGO] CNS             [Warner-Lambert
                                                             LOGO]

Zoloft                                                      Neurontin
Aricept

[Bar graph:                   Total CNS Reps
CNS Reps - 186]  --->         [Bar graph:                   [Bar graph:
                              Pfizer - 321            <---  CNS Reps - 135]
                              Lilly - 265
                              GLX/SBH - 175]

+ Relpax (Migraine)           Mood and Anxiety Disorders    + Pregabalin
                                                           (Pain/Anxiety)
+ Zeldox (Schizophrenia)      Dementia    Schizophrenia
                              Epilepsy    Neuropathic Pain
                              Migraine

--------------------------------------------------------------------------------

[Pfizer LOGO]  Integrated Women's Health Initiatives

[Pfizer LOGO]  ---->                400               <---- [Warner-Lambert
                                Representatives                LOGO]
                         for Ob/Gyns and Women's Health

Diflucan VC                                                 Loestrin
Zithromax STD                                               EstroStep
                                                             FemHRT

                  Yeast Infections        Oral Contraceptives

                  Chlamydia/STD           Hormone Replacement

               Pursuing Frontiers "Beyond Reproductive Health"
                o     Cardiovascular Risk (#1 Killer of Women)
                o     Mental Health (Zoloft for Depression/PTSD)

                           [Diagram of female sign]

--------------------------------------------------------------------------------

[Pfizer LOGO]  Health Care Information Technologies

                                          Opportunities

Physician
Communication and                         - More Productive Communication
Selling                                     With Physicians, More Frequency


Consumer Communication                    -  Directly Increase Awareness and
                                             Consultation

                                          -  Care Management
                                          -  Market Directly to Consumers

--------------------------------------------------------------------------------

[Pfizer LOGO]  Range of "e" Activities

Physician Communication/ Selling            Consumer Communication

o     Pfizer CME Site                       Brand Sites
o     Sponsorship of Outside CME Sites
o     Extranets (Pfizer Medical)            o     Celebrex
o     Article Reprints (via Pfizer.Com,     o     Diflucan
      Medline)                              o     Viagra
o     Sales Force Online Effort             o     Zyrtec
                                            o     Zithromax
                                            o     Aricept
                                            o     Zeldox
                                            o     Relpax
                                            o     Zoloft

                                            Disease-Specific Sites

                                            o     Depression-Info
                                            o     gyn101
                                            o     Kidsears
                                            o     Kidallergy
                                            o     Petallergy
                                            o     Unspeakable
                                            o     Keepsake.Com
                                            o     Schizophrenia Resource Center

                                            Population-Specific Sites

                                            o     Pfizerfunzone
                                            o     Exploring Your Health
                                            o     PfizerForLiving
                                            o     Pfizer-Kids
                                            o     HealthyGenerations

                                            Pfizer-Sponsored Sites

                                            o     Closing The Gap
                                            o     Bright Futures
                                            o     Cancer Care
                                            o     Women's Health Project

--------------------------------------------------------------------------------

[Pfizer LOGO]  Pfizer for Living

[Illustration of a web page for the site - "Pfizer for Living"]

         o Web Site and Direct Mail Patient Information and Education Program Targeted to Older Adults (50+) Living With Selected
              Cardiovascular Conditions
         o    Personalized and Customized
         o    Interactive Tools
         o    No Drug-Specific Messages

--------------------------------------------------------------------------------

[Pfizer LOGO]  Industry- Leading Internet Sites

                          1999 eHealthcare World Awards

Insight Award for Breakthrough Business Model
[Gold Medal]

Best CME Site
[Gold Medal]

Best Site for Seniors
[Gold Metal]

Webmaster of the Year
[Gold Metal]

Best Interactive Assessment Tools
[Silver Metal]

Best Site for Women
[Bronze Medal]

  More Awards Than Any Other Company, Including Dr.Koop.com, onHealthNetwork

--------------------------------------------------------------------------------

[Pfizer LOGO]  Worldwide Activities

                                                    o     Doctors Requesting
                                                          Product Information
                                                          are Notified by Text
       Finland                 Pfizer-On-Call             Messages on Cell
                                                          Phones and Directed
                                                          to Internet Site

       Germany                  HIV-On-Line         o     HIV Practitioners
                                                          Can Access Both
                                                          Information and Their
                                                          Pfizer Rep Online

       Netherlands          Integrated Research and o     Physicians Receive
                                     Media                Customized Information
                                                          on a Palm Organizer

--------------------------------------------------------------------------------
[Pfizer LOGO]  Pfizer Health Solutions

"Partnering With Customers to Implement Technology-Based Solutions"

        o     Formed in 1995 as Pfizer's Health Services Unit
        o     Stand-Alone Subsidiary (No Rx Ties)
        o Mission: To Make the Patient-Provider Interaction as Effective and as Satisfying as Possible

[Four pictures depicting the following: Care Management, Measurement and Analysis, Health Information Technology and Community Health Initiatives]

--------------------------------------------------------------------------------

[Pfizer LOGO]  Initial Opportunities  (Reduce Costs)

        o     Functional Streamlining
        o     Eliminate Organizational Redundancies
        o     Benefit From Combined Purchasing ($12 Billion)
        o     Optimize Global Manufacturing
        o     Centralize Distribution Systems

--------------------------------------------------------------------------------

[Pfizer LOGO] Cumulative Cost Savings

($ Billions)


      $0.2          $1.0           $1.6

      2000          2001           2002

--------------------------------------------------------------------------------

o   Worldwide Manufacturing
    Rationalization

o   Business Reorganization/Synergies      o  Cost Savings

o   Establishment of Shared Services       o  Customer Focus

                                           o  Information Access
     o  Finance
     o  Information Technology             o  Speed/Flexibility
     o  Distribution

o   Strategic Purchasing

--------------------------------------------------------------------------------
[Pfizer LOGO]  1999 Operating Margins

{% OF Revenues)

15.5  20.6  21.6  22.1  22.7  23.9  24.2  27.5  28.6  29.9  30.0* 31.1

PNU   WLA   JNJ   SBH   AHP   ABT   MRK   GLX   BMY   SGP   PFE   LLY

*Excluding Unusual Items

--------------------------------------------------------------------------------

[Pfizer LOGO]  Pfizer Pharmaceuticals Manufacturing Productivity

[Bar graph depicting that the number of employees has decreased from approximately 10,000 in 1990 to approximately 6,000 in 1999]

Productivity            1990        1999        1990-1999 % Change

Total Mfg Employees     9,773       5,691             (42%)

--------------------------------------------------------------------------------

[Pfizer LOGO]  Pfizer Pharmaceuticals Evolution/Productivity

(Thousands)                         Number of Employees
                                      [Bar chart]

                  10K   6K          1K    3K          7K    21K
                  1990  1999        1990  1999        1990  1999
                  Manufacturing       Med/Mkt         Field Force
                            [Approximate number of employees]

Productivity                  1990        1999        1990-1999 % Change

Total # of Employees          21,848      33,448           53%

Approximate Sales/Employee    $150        $444            196%
--------------------------------------------------------------------------------

[Pfizer LOGO]  Shared Financial Services - Europe

        o     Process/Systems Standardization
        o     Accounting Sites Reduced:  32 -->  6
        o     Head Count Reduced by 20%, Despite Strong Volume Growth

--------------------------------------------------------------------------------

[Pfizer LOGO] Distribution Services - U.S.

o     Closures/Modernization/Streamlining:
        o     2 "State-of-the-Art" Facilities

o     High Service Levels:
        o     Order Fill Rate:  96%
        o     Order Cycle Time: 98%
        o     Fulfillment Quality:    99%

o     "Won" Celebrex Distribution Role

[Depiction of a map of the United States, with a star on Memphis, Tennessee and Parsippany, New Jersey]

--------------------------------------------------------------------------------

[Pfizer LOGO]  Strategic Purchasing

        o     Centralized, With Strategic Focus
        o     1999 Savings:  $75 Million
        o     Opportunities ($12 Billion Joint Purchases)
                o     Capturing Lowest Current Prices
                o     Leveraging Combined Future Purchases
                o     Vendor Consolidation/Standardization

--------------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Enhance Organizations)

o     Integrate Best People and Practices:
        o     Enhance Field Force Productivity
        o     Emphasize Complementary R&D Technologies
        o     Reinforce Governmental Relations

--------------------------------------------------------------------------------

[Pfizer LOGO] Investments:
              Selling, Informational, and Administrative

($ Billions)

* Continuing Commitment to Strong
  SI&A Investment

$2.0     $2.3     $2.5    $2.6    $2.8     $3.4    $3.9     $4.4    $5.6    $6.4
--------------------------------------------------------------------------------

1990     1991     1992    1993    1994     1995    1996     1997    1998    1999
                                   [Bar chart]

--------------------------------------------------------------------------------


      [Pfizer LOGO]     U.S. Field Force Expansion

($ Billions)

                          U.S. Pharmaceutical Revenues

                                                                        SteereRX

  Pratt                             Pediatric           Urol/Ob/Gyn
Tikosyn                             allergy               Viagra
Celebrex

  Diflucan                    Zithromax         Powers  Lipitor
                                                 RX   Alta

                        Zoloft       Zyrtec           Aricept

            Cardura  Norvasc

$1.6     $1.9     $2.4    $2.8    $3.2     $3.7    $4.5     $5.2    $7.4    $9.0

1990     1991     1992    1993    1994     1995    1996     1997    1998    1999
                                 [Bar chart]

--------------------------------------------------------------------------------

[Pfizer LOGO] Field Sales Evolution

          Expanded Number and                      Mirrored Alignment
        Type of Field Personnel

Powers Rx            Ped/Allergy Force                   Roerig
                                                          Labs
Urology/             Vista Rx Part-Time                   Pratt
Rheumatology/                                           Powers Rx
Orthopedics          Managed Healthcare                   Alta
                     Consultants                        Steere Rx

Institutional Reps   CV Specialists

CNS                  Clinical Ed
Pediatric/Ob-Gyn     Coordinators

        Local Marketplace Teams                   Internal and External
                                                      Co-Promotion
[Pictures of Boston, Los Angeles and          Internal            External
Miami]
                                               Norvasc             Lipitor
                                               Zoloft              Zyrtec
                                              Zithromax            Aricept
                                                                   Celebrex

--------------------------------------------------------------------------------
[Pfizer LOGO] Best-in-Class U.S. Sales Organization
              #1 in Productivity and Image

                                                      # 1 in Image

                              Calls/Rep  Details/Rep
                              ---------  -----------

1.  PFIZER                    948         1,497       [Graphic depiction of
                                                       ribbons for the years
                                                       2000 down through 1996]
2.  Johnson & Johnson         791         1,055
3.  Glaxo Wellcome            748         1,221
4.  Bristol-Myers Squibb      633         927
5.  Eli Lilly                 606         861
6.  American Home Products    603         838
7.  Merck                     584         844
8.  AstraZeneca               575         763
9.  Aventis                   543         749
10. Novartis                  484         749

Source:  Scott-Levin, 1999;
Scott-Levin Pharmaceutical Company Image Survey
--------------------------------------------------------------------------------

[Pfizer LOGO]  Growing Image in U.S. Managed Care

Spring 1997                   Fall 1999                          Reasons for
                                                                Improved Ranking

1. Novartis                   1. Hoechst Marion Roussel
2. AstraZeneca                2. Novartis                    o  Attitude Toward
3. Merck                      3. Glaxo Wellcome                 Managed Care
4. Schering-Plough            4. SmithKline Beecham          o  Meeting Customer
5. SmithKline Beecham         5. Warner-Lambert                 Needs
6. Merck & Co.                6. Merck & Co.                 o  Knowledgeable
7. Hoecht Marion Roussel      7. PFIZER                         Representatives
8. Parke-Davis                8. TAP
9. Bristol-Myers Squibb       9. Rhone-Poulenc Rorer
10. American Home Products    10. Forest

*****
49. PFIZER
--------------------------------------------------------------------------------

[Pfizer LOGO] Investments: R&D

($ Billions)

o     Continuing Commitment to Strong,
      Double-Digit R&D Growth



$0.5    $0.7    $0.8   $0.9    $1.0    $1.3    $1.6   $1.8   $2.3   $2.8   $3.2

1990    1991    1992   1993    1994    1995    1996   1997   1998   1999   2000E
                                 [Bar chart]

--------------------------------------------------------------------------------

[Pfizer LOGO] Current Products and the Next Wave

[Chart showing duration of U.S. patent protection for certain major products]


64 Additional Compounds in Development, Vfend, Inhaled Insulin, Darifenacin, Valdecoxib, Zeldox, Relpax, Tikosyn, Celebrex, Animal Health Products and
Viagra: beyond 2009

Lipitor, Aricept, Zyrtec, Norvasc and Zithromax: beyond 2007

Zoloft: Until 2006

Diflucan: Until 2004

Cardura: Until 2000

--------------------------------------------------------------------------------

Pfizer LOGO] Central Research:  Worldwide

[Photograph of Groton, CT
facility]

                            [Photograph of Sandwich,
                               U.K. facility]

                                                       [Photograph of Nagoya,
                                                       Japan facility]
--------------------------------------------------------------------------------

Pfizer LOGO] "Cutting Edge" Technologies


     [Photograph of       [Photograph of laboratory] [Photograph of laboratory]
       laboratory]

Genomics Research                High Speed                     Very High
                             Chemical Synthesis           Throughput Evaluation
--------------------------------------------------------------------------------

[Pfizer LOGO]  Global Research Alliances

[Depiction of an Atom with the Term "Pfizer Discovery" as the center with a number of smaller circles connected with the center. The following names appear in the smaller circles: Mass General, Cornell University, UHTS, Washington Univ., X-Ray, Abgenix, Rigel, Gene Therapy, Rockefeller Center, Celera, Genomics, Affymetrix, Univ. of Washington, Incyte, Chemical
Diversity, Millenium, China Academy of Medicine, Combinatorial Libraries,
Woods Hole, Molecular Modeling, ArQule, NIH, Chip Technology, Neurogen,
HumAb, Yale, OSIP, Aurora and Transgenics]
--------------------------------------------------------------------------------

[Pfizer LOGO]  Turbocharge Pfizer's R&D Engine

   Screening Technology           Product Value                 CORE ED
   --------------------           -------------                 -------
        Neurosearch                   Oread                    Alkermes
          Aurora                    Catalytica                   Bend
          Evotec                       Bend             [Arrow Pointing Toward
       Neurogen AIDD          [Arrow Pointing Toward         "Exploratory
  [Arrow Pointing Toward    "Exploratory Development"   Development" on Rocket]
   "Screens" on Rocket]             on Rocket]

[Picture of a rocket with the following terms printed on the rocket:

Screens

Discovery         Candidates  Exploratory Development       Full Development]
Targets   Leads

Targets              Combinatorial       Candidates          Clinical
-------              Chemistries         ----------          --------
                     Libraries
                     -------------
Incyte               Rigel               Abgenix             CDXI
DNX Transgenics      Tripos              Neurogen            Lavonte
Immusol              ArQule              OSIP                OGS
OGS                  [Arrow Pointing     OGS                 [Arrow Pointing
University of Dundee Toward "Leads" on   [Arrow Pointing     Toward "Full
Affymetrix           Rocket]             Toward              Development" on
Celera                                   "Candidates" on     Rocket]
[Arrow Pointing                          Rocket]
Toward "Targets" on
Rocket]
--------------------------------------------------------------------------------
[Pfizer LOGO]  Agouron: A World-Class Biotechnology Firm

[Graphic depiction of the State of California, pinpointing La Jolla]

o     Acquired by Warner-Lambert in 1999
o     Leading Firm in Protein Structure-Based Drug Design
o     Discovered and Sell Viracept, Number 1 Protease Inhibitor
o     11 Pipeline Drugs in Antivirals/Oncology
o     Vast Drug Library Exceeding 400,000 Compounds
o     700 Employees in R&D

--------------------------------------------------------------------------------

[Pfizer LOGO]     Excellent Platform: R&D

                  Company                      1999 Total R&D Spending
                  -------                      -----------------------
                                                    ($ Billions)

New Pfizer                                                   4.0
                                            2000 Estimate: $4.7 Billion
Glaxo/SmithKline                                             3.6*
Aventis                                                      2.9*
AstraZeneca                                                  2.8*
Johnson & Johnson                                            2.6
Novartis                                                     2.5*
Roche                                                        2.3*
Merck                                                        2.1
Bristol-Myers Squibb                                         1.8
Eli Lilly                                                    1.8
American Home Products                                       1.7
Pharmacia & Upjohn                                           1.4
Schering-Plough                                              1.2
                                   [Bar chart]

* Analysts' Consensus

--------------------------------------------------------------------------------
[Pfizer LOGO]  Challenging Business Environment

      Access/Pricing Issues
    (Global Cost Containment
            Measures)

                         Product Development Constraints/Costs
                      (Shifting Regulatory/Intellectual Property
                                      Practices)

                                                     Changing Customer
                                                    Needs/Expectations
                                               (Patients-Physicians-Payers)

--------------------------------------------------------------------------------
[Pfizer LOGO]  Legislative Agenda (U.S.)

o    Medicare Prescription Coverage
     o     Product Pricing (U.S./International)
           o     Consumer Advertising
                 o     Patient Bill of Rights
                       o     Internet Regulation

--------------------------------------------------------------------------------

[Pfizer LOGO]  Core Messages

o     Great/Increasing Value of Prescription Drugs
o     Expenditure Growth: Volume-Driven, Not Price-Driven
o     Problem: Coverage/Access, Not Spending
o     Public Policy Must:

                Increase Access                  Support Innovation

                         Avoid Restrictive Formularies/
                                 Price Controls

--------------------------------------------------------------------------------

[Pfizer LOGO]  Key Audiences and Outcomes

AUDIENCES                                 Outcomes

Media                   ======>           Increase Understanding,
                                           Generating Positive Coverage

Political Leaders       ======>           Support Constructive Positions

Patient Advocates       ======>           Speak Out for Innovation and Access

Policy Influentials     ======>           Frame Sensible Policy Options

Employees/Field         ======>           Educate/Inform
Force/Shareholders

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[Pfizer LOGO] Comparative Valuation Parameters
              As of February 29, 2000
                    Industry Peer

                       Group(1)         PFE        WLA     PFE-WLA
                       --------         ---        ---     -------
P/E

1999A                    26.6x         36.9x      43.7x    41.0X(2)
2000E                    23.4          30.9       34.9     33.3
2001E                    20.4          25.7       29.5     28.0

(1) I/B/E/S Estimates
(2) Weighted Average P/E

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[Pfizer LOGO] Comparative Valuation Parameters
              As of February 29, 2000

                     Industry Peer
                       Group(1)         PFE        WLA     PFE-WLA
                       --------         ---        ---     -------
P/E to Growth
Rate Ratio (PEG)

1999A                     2.1x          1.9x       2.2x     1.6x
2000E                     1.8           1.6        1.8      1.3
2001E                     1.6           1.3        1.5      1.1

Long Term

Growth Rate              13%           20%        20%      25%

(1) I/B/E/S Estimates

--------------------------------------------------------------------------------
[Pfizer LOGO]

                              [Warner-Lambert LOGO]


                               The Best Get Better

--------------------------------------------------------------------------------

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this documents include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer business will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Warner-Lambert's and Pfizer's business generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

On February 22, 2000 Pfizer and Warner-Lambert jointly filed an amendment to the joint proxy statement/prospectus Pfizer filed in connection with its proposed merger with Warner-Lambert on November 15, 1999. Pfizer and Warner-Lambert will be jointly preparing another amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone:
(212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone (973) 385-4593.

The participants in this solicitation may include the following executive officers and employees of Pfizer: William C. Steere, Jr. (Chairman of the Board and Chief Executive Officer), Henry A. McKinnell (President and Chief Operating Officer), John F. Niblack (Vice Chairman), C. L. Clemente (Executive Vice President- Corporate Affairs, Secretary and Corporate Counsel), Paul S. Miller (Executive Vice President and General Counsel), David L. Shedlarz (Executive Vice President and Chief Financial Officer), Terence J. Gallagher (Vice President - Corporate Governance), Margaret M. Foran (Vice President - Corporate Governance), James M. Gardner (Vice President - Investor Relations), Ronald C. Aldridge (Director - Investor Relations), Kathleen M. Ulrich (Corporate Counsel) and Laura A. Chenoweth (Corporate Counsel). As of the date of this communication, none of the foregoing participants individually or in the aggregate beneficially own in excess of 1% of Pfizer's common stock.

The participants may also own unvested options to purchase shares of Pfizer common stock and restricted shares of common stock, each granted under certain Pfizer compensation plans. As of the date of this communication, none of the foregoing participants individually or in the aggregate own restricted shares or unvested options to purchase in excess of 1% of Pfizer's common stock.